     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2002

                                                      REGISTRATION NO. 333-88046
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          ROBOTIC VISION SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           11-2400145
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 302-2439
   (Address and telephone number of registrant's principal executive offices)
                            ------------------------

                                  PAT V. COSTA
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ROBOTIC VISION SYSTEMS, INC.
                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 302-2439
           (Name, address and telephone number of agent for service)
                            ------------------------

                  COPIES OF ALL COMMUNICATIONS AND NOTICES TO:

                  IRA I. ROXLAND, ESQ                                     JAY L. BERNSTEIN, ESQ.
             SONNENSCHEIN NATH & ROSENTHAL                            CLIFFORD CHANCE ROGERS & WELLS
              1221 AVENUE OF THE AMERICAS                                    200 PARK AVENUE
             NEW YORK, NEW YORK 10020-1089                               NEW YORK, NEW YORK 10116
                  TEL: (212) 768-6700                                      TEL: (212) 878-8000
                  FAX: (212) 768-6800                                      FAX: (212) 878-8375

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                 TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM                 AMOUNT OF
            SECURITIES TO BE REGISTERED(1)(2)              AGGREGATE OFFERING PRICE(3)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value............................          $21,731,468                   $1,999.30(4)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2) Each share of common stock includes one common stock purchase right pursuant to the terms of a Rights Agreement, dated as of May 14, 1998, between the Registrant and American Stock Transfer & Trust Company. Each of the rights will entitle the registered holder to purchase from the Registrant one-third of a share of common stock, at a price of $18.00 per one-third of a share. The rights generally will not become exercisable unless and until, among other things, any person acquires 15% or more of the outstanding common stock.

(3) Estimated solely for the purpose of calculating the registration fee, which is calculated in accordance Rule 457(o).

(4) Fee previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     SUBJECT TO COMPLETION -- JUNE 26, 2002

PROSPECTUS

                               15,467,237 SHARES

                          ROBOTIC VISION SYSTEMS, INC.

                                  COMMON STOCK
                             ---------------------

     This prospectus relates to the offer and sale from time to time of up to 15,467,237 shares of our common stock by the persons described in this prospectus, whom we call the "selling stockholders." Of such shares, 10,277,247 shares are currently issued and outstanding and 5,189,990 shares may be issued upon the exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of registration rights agreements between us and the selling stockholders. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares if they are sold by the selling stockholders.

     Our common stock is quoted on The Nasdaq National Market under the symbol "ROBV." On June 25, 2002, the last reported sale price of our common stock on The Nasdaq National Market was $.95 per share.

     PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                          , 2002

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Summary.....................................................     1
Risk Factors................................................     3
Selling Stockholders........................................     6
Plan of Distribution........................................     7
Legal Matters...............................................     8
Experts.....................................................     8
Where Can You Find More Information.........................     8
Incorporation of Certain Documents by Reference.............     9

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements including statements regarding, among other items, business strategy, growth strategy and anticipated trends in our business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this report, including those set forth in "Risk Factors" below, describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate.

                                    SUMMARY

     This summary does not contain all the information you should consider before purchasing our common stock. You should read this entire prospectus and the documents that are incorporated by reference prior to deciding to purchase our common stock.

                                    OVERVIEW

     Robotic Vision Systems, Inc. designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high-performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system which inspects the physical characteristics of packaged semiconductors. We believe we have supplied the dominant share of three-dimensional inspection systems currently used by the semiconductor industry. More recently, we have become a leader in designing and manufacturing products that utilize machine vision technology to read two-dimensional bar codes.

     We operate through two divisions -- the Semiconductor Equipment Group and the Acuity CiMatrix division.

     - The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that inspect semiconductor, wafer and assembled chip packages, transfer integrated circuits from one medium to another and attach solder balls to ball-grid-array semiconductors. This group serves the semiconductor capital equipment market.

     - The Acuity CiMatrix division designs, manufactures and markets two primary product lines:


      - machine vision systems, many of which are incorporated onto single circuit boards, which are used in the general purpose machine vision market for a variety of industrial applications; and



      - two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to provide manufacturers of products and components for the semiconductor, aerospace, automotive, printed circuit board, pharmaceutical, and consumer products businesses with the ability to uniquely identify and track single items within groups of thousands or hundreds of thousands of seemingly identical items.


     We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology that can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain to the extent necessary to enable compliance with standards promulgated for various industries. We retain patent rights for the use of Data Matrix in certain applications, including biometrics.

     The Semiconductor Equipment Group, has facilities in Hauppauge, New York; New Berlin, Wisconsin, Tucson, Arizona and Quebec, Canada. The Acuity CiMatrix division is located in Canton, Massachusetts, with additional facilities in Nashua and Weare, New Hampshire and Cherry Hill, New Jersey.

     We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 5 Shawmut Road, Canton, Massachusetts 02021; our telephone number is (781) 302-2439.

                              RECENT DEVELOPMENTS

     - We learned in March 2002 that the staff of the Securities and Exchange Commission had commenced a formal investigation into our past accounting practices that led to our May 2001 restatement of our financial results for the fiscal year ended September 30, 2000 and for the three-month period ended December 31, 2000. The May 2001 restatement resulted from a review by our audit committee with the assistance of outside counsel and auditors. The accounting errors concerned sales made and prematurely recorded as revenue in our Acuity CiMatrix division, with non-standard contract terms such as consignment arrangements and rights of return without penalty. As a result of the review, new procedures and other safeguards were implemented to minimize the possibility of any future revenue recognition errors. We believe that we have taken the necessary remedial actions, and intend to work cooperatively with the SEC staff in order to bring this inquiry to a conclusion as promptly as possible.

       The restatement resulted in revenues of $223,193,000, or $4,739,000 less than originally reported, and net income of $10,722,000, or $1,447,000 less than originally reported, for the fiscal year ended September 30, 2000. For the three month period ended December 31, 2000, the restatement resulted in revenues of $32,929,000, or $491,000 more than originally reported, and net loss of $13,699,000, or $186,000 less than originally reported.

     - On May 2, 2002, we completed a private placement, which raised $13.5 million, net of offering expenses. A total of 10,277,247 shares of common stock were sold at $1.46 per share. The placement also included warrants to purchase up to 2,055,436 shares at $1.46 per share on or before June 30, 2002, and warrants to purchase up to 2,569,305 shares at $1.50 per share on or before May 1, 2005. The placement also included warrants issued to the placement agent to purchase up to 565,249 shares of common stock at $1.50 per share on or before May 1, 2005. Such shares of common stock, which equal 15,467,237 in the aggregate, are being offered for resale by this prospectus. We will receive the proceeds from the exercise of any of the warrants, net of a placement fee payable on certain of the shares issuable upon exercise of the warrants expiring on June 30, 2002. The exercise price of the warrants and the number of shares issuable upon exercise are subject to anti-dilution adjustments in the event of stock splits, recapitalizations and other similar transactions. We may call the $1.50 warrants, effectively forcing conversion, if the price of our common stock trades above $2.35 per share for twenty consecutive trading days at any time prior to the warrants' expiration. The proceeds of the financing will be used for general corporate purposes, including working capital.

     - In June 2002, we began restructuring efforts expected to lead to a reduction in our global work force of approximately 100 employees throughout all functions of our operations. The reductions involve the Semiconductor Equipment Group, the Acuity CiMatrix division, corporate staff and our international operations. We expect to complete this restructuring in August 2002, following compliance with certain regulatory requirements in our foreign operations. Total restructuring charges are expected to be approximately $1.0 million, including severance payments and facility closures related to certain foreign operations.

                                  THE OFFERING

Common stock offered for sale by the selling stockholders...  15,467,237 shares (1)
Common stock to be outstanding after the offering...........  65,792,765 shares (1)(2)

---------------

(1) Includes 5,189,990 shares that may be issued upon exercise of warrants held by the selling stockholders.

(2) Based upon our issued and outstanding shares of common stock as of May 9, 2002. This number excludes 849,643, 3,218,037 and 4,659,172 shares of our common stock issuable as of May 9, 2002 upon exercise of then outstanding incentive warrants, other warrants and employee stock options. An additional 1,494,828 shares are reserved for future grants under our employee stock option plans.

                                  RISK FACTORS

     An investment in our common stock involves the following risks. You should carefully consider these risk factors, as well as the other information appearing elsewhere or incorporated by reference in this prospectus, before you decide to purchase our common stock.


ANY SIGNIFICANT DOWNTURN IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY OR IN GENERAL ECONOMIC CONDITIONS WOULD LIKELY RESULT IN A REDUCTION IN DEMAND FOR OUR PRODUCTS AND WOULD HURT OUR BUSINESS


     We sell capital equipment to companies that design, manufacture, assemble and test semiconductor devices. The semiconductor industry is highly cyclical, causing in turn a cyclical impact on our financial results. Any significant downturn in the markets for our customers' semiconductor devices or in general economic conditions would likely result in a reduction in demand for our products and would hurt our business.


     We define bookings during a fiscal period as incoming orders deliverable to customers in the next eighteen months, less cancellations. Our bookings levels decreased each quarter from the third quarter of fiscal 2000 when they were $61.5 million through the first quarter of fiscal 2002 when they were $10.0 million. This decline mirrors the steep decline in the semiconductor capital equipment industry, which showed a 92% decline in test, assembly and packaging orders between May 2000 and November 2001. Beginning in December 2001, the semiconductor capital equipment market has shown higher bookings each month. There is no consensus among industry analysts as to the durability of this order improvement. If the apparent recovery in the semiconductor industry is slower than we anticipate, we would face a severe constraint on our ability to sustain operations at current levels, which could result in further reductions in work force, exit of facilities or discontinuation of certain operations.


     Consistent between the current downturn and the downturn in the fiscal years 1998 and 1999, our revenue and operating results declined as a result of a sudden and severe downturn in the semiconductor industry. Downturns in the semiconductor capital equipment industry have been characterized by diminished product demand, excess production capacity and accelerated erosion of selling prices. In the past, we have experienced delays in commitments, delays in collecting accounts receivable and significant declines in demand for our product during these downturns, and we have experienced similar delays and declines in the current downturn. Additionally, as a capital equipment provider, our revenues are driven by the spending patterns of our customers who often delay expenditures or cancel orders in reaction to variations in their businesses. Because a high proportion of our costs are fixed, we are limited in our ability to reduce expenses quickly in response to severe revenue shortfalls. In a contraction, we may not be able to reduce our fixed costs, such as infrastructure and research and development.

     During a downturn, we may experience delays in collecting receivables, which may impose constraints on our working capital. In addition, a downturn in industry demand for our products may place us in a position of excessive inventories, which would further constrain cash flow. By way of illustration, we recorded an inventory provision of approximately $16.5 million and $16.6 million during fiscal 2001 and 1998 as a consequence of an unexpected industry downturn.


WE WILL BE UNABLE TO ACHIEVE PROFITABLE OPERATIONS UNLESS WE INCREASE QUARTERLY REVENUE LEVELS OR MAKE FURTHER REDUCTIONS IN OUR COSTS



     We incurred a net loss of $12.2 million for the six month period ended March 31, 2002 and net losses of $104.4 million, $9.3 million and $40.5 million for the fiscal years 2001, 1999 and 1998, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment. Our ability to achieve profitable operations will depend upon our ability to increase quarterly revenue levels or make further reductions in our costs. There can be no assurance that we will reduce our costs sufficiently in anticipation of declines in demand to return to profitability.

A LOSS OF OR DECREASE IN PURCHASES BY ONE OF OUR SIGNIFICANT CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY


     The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of purchases of semiconductor capital equipment. Sales to our ten largest customers accounted for approximately 38.7% and 40.8% of total revenues in the six month periods ended March 31, 2002 and 2001 and for approximately 30.0%, 40.6% and 33.3% of total revenues in the fiscal years ended September 30, 2001, 2000 and 1999, respectively. Intel Corporation accounted for 12% of our revenues in the first six months of fiscal 2002 and 10% of our revenues in fiscal year 2001. No single customer accounted for more than 10% of revenues in the fiscal years ended September 30, 2000 and 1999. A loss of or decrease in purchases by one of these customers could materially and adversely affect our revenues and profitability.


ECONOMIC DIFFICULTIES ENCOUNTERED BY CERTAIN OF OUR FOREIGN CUSTOMERS MAY RESULT IN ORDER CANCELLATIONS AND REDUCE COLLECTIONS OF OUTSTANDING RECEIVABLES


     International sales, primarily to Asia and Western Europe, accounted for approximately 52% and 65% of our revenues for the six month periods ended March 31, 2002 and 2001 and for approximately 61%, 71% and 56% of our revenues for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. In particular, sales to Taiwan, Korea and other Asian countries accounted for approximately 41% and 56% of our revenues for the six month periods ended March 31, 2002 and 2001 and for approximately 51%, 61% and 41% of our revenues for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. While our sales in Asia are generally denominated in U.S. dollars, our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions, duties and other political and economic factors. By way of illustration, the Asian economic crisis in 1998 led to significant order cancellations from customers in Taiwan, Korea, Malaysia and the Philippines as currency devaluations prevented these customers from acquiring U.S. dollars at favorable exchange rates, thereby adversely affecting our revenue, collections and profitability.


DEVELOPMENT OF OUR PRODUCTS REQUIRES SIGNIFICANT LEAD TIME AND WE MAY FAIL TO CORRECTLY ANTICIPATE THE TECHNICAL NEEDS OF OUR MARKETS


     We must anticipate industry trends and develop products in advance of the commercialization of semiconductor capital equipment. We are required to make capital investments to develop new products before our customers commercially accept them. In addition, if we are not successful in developing enhancements or new generations of products, we may not be able to recover the costs of these investments or may incur significant losses. If we are not able to develop new products, which meet the needs of our markets, our competitive position may be diminished and our relationships with our customers may be impaired.


INADEQUATE CASH FLOW AND RESTRICTIONS IN OUR BANKING ARRANGEMENTS MAY IMPEDE OUR PRODUCTION AND PREVENT US FROM INVESTING SUFFICIENT FUNDS IN RESEARCH AND DEVELOPMENT



     The markets for our products are extremely competitive. Our near-term competitive position is dependent upon our ability to satisfy orders received in a timely manner. To do so, we need access to capital to rapidly increase our production capabilities. Maintaining our long-term competitive position will require our continued investment in research and product development. Our ability to satisfy orders received in a timely manner and to invest in research and product development may be limited by our cash flow availability and by our need to comply with covenants in our banking arrangements that may limit our production, research and product development expenditures. We were in compliance with these covenants at March 31, 2002.

THE LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS


     Our success depends in large part upon our ability to hire and retain qualified personnel in technical and managerial positions. We have a limited number of employment agreements with our technical and managerial personnel. The market for employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could adversely affect our growth and profitability.


THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK


     As of May 9, 2002, we had outstanding 4.7 million shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.83 per share; and a total of 4.1 million warrants outstanding, with a weighted average exercise price of $4.15 per share. The shares underlying these options and substantially all of the shares underlying the warrants have been registered for resale and none of them is subject to any contractual restrictions on resale. Future sales of any of these shares, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of these shares could result in increased volatility in the price of our common stock.


THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK


     During the twelve month period ended April 30, 2002, the closing price of our common stock has ranged from a low of $0.70 to a high of $2.84. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

     - quarterly variations in operating results;

     - differences between our quarterly results of operations and securities analysts' estimates;

     - announcements of technological innovations, new products or strategic alliances;

     - the announcement of the results of existing or new litigation; and

     - news reports relating to companies or trends in our markets.

                              SELLING STOCKHOLDERS

     These shares are being registered pursuant to registration rights granted by us to the purchasers of a private placement completed on May 2, 2002. We believe that none of the selling stockholders has had any material relationship with us within the past three years.


                                                     NUMBER OF                      SHARES BENEFICIALLY
                                                       SHARES          COMMON           OWNED AFTER
                                                    BENEFICIALLY   STOCK OFFERED        OFFERING(2)
                                                    OWNED AS OF      BY SELLING     --------------------
NAME OF SELLING STOCKHOLDER                         MAY 2, 2002    STOCKHOLDER(1)     NUMBER     PERCENT
---------------------------                         ------------   --------------   ----------   -------
Robert S. Birch (3)...............................     319,792         319,792              --      --
Charles T. Foley..................................     159,895         159,895              --      --
Charles T. Foley II...............................      39,973          39,973              --      --
David P. Foley....................................      39,973          39,973              --      --
GRT Topaz Partners, LP............................     116,534          99,134          17,400       *
GRT Topaz Partners (QP), LP.......................     256,959         215,859          41,100       *
GRT Topaz Offshore Partners, Ltd..................     390,591         324,591          66,000       *
Lagunitas Partners LP.............................     326,250         326,250              --      --
Gruber & McBaine International....................   1,351,650         166,750       1,184,900     1.8%
Jon D. Gruber & Linda W. Gruber...................     290,400          87,000         203,400       *
L & Co., LLC......................................     633,098         297,943         335,155       *
Irrevocable Trust of James E Lineberger u/a
  12/17/98........................................     896,574         496,574         400,000       *
Maple Row (Bermuda) Ltd...........................     496,574         496,574              --      --
Needham Contrarian Fund, LP (3)...................     597,259         397,259         200,000       *
Needham Emerging Growth Partners (Caymans), LP
  (3).............................................     397,259         397,259              --      --
Needham Emerging Growth Partners, LP (3)..........   1,191,780       1,191,780              --      --
Needham Growth Fund (3)...........................   1,598,970       1,598,970              --      --
Needham Aggressive Growth Fund (3)................     119,922         119,922              --      --
Peter and Carolyn Lynch JWROS.....................     273,112         273,112              --      --
The Lynch Foundation..............................     283,045         283,045              --      --
Peter S. Lynch Charitable Remainder Trust.........     148,969         148,969              --      --
Lynch Childrens Trust FBO Elizabeth Lynch.........      31,366          31,366              --      --
Lynch Childrens Trust FBO Anne Lynch..............      31,169          31,169              --      --
Lynch Childrens Trust FBO Mary Lynch..............      31,274          31,274              --      --
Proximity Fund L.P................................     198,500         116,000          82,500       *
Proximity International Ltd.......................      49,900          29,000          20,900       *
Putnam Variable Trust -- Putnam VT Small Cap Value
  Fund (4)........................................   1,676,345       1,676,345              --      --
Putnam Investment Funds -- Putnam Small Cap Value
  Fund (4)........................................   4,282,559       4,282,559              --      --
Radyr Investments Limited.........................     248,286         248,286              --      --
Douglas Campbell, Jr..............................     745,680         495,680         250,000       *
The Diamond Family Foundation.....................     245,095         159,895          85,200       *
Terry Diamond IRA.................................     245,095         159,895          85,200       *
Thomas N. Tullo IRA...............................     159,895         159,895              --      --
Needham & Company, Inc. (5).......................     565,249         565,249(6)           --      --
                                                                     ---------
     TOTAL........................................                  15,467,237
                                                                     =========

---------------

 *  Less than 1%.

(1) Except for shares being offered by Needham & Company, Inc., approximately 14% of these shares are issuable upon exercise of warrants expiring on June 30, 2002 and approximately 17% are issuable upon exercise of warrants expiring on May 1, 2005, respectively.

(2) Assumes sale of all of the shares of common stock offered by this prospectus.


(3) Such selling stockholder is an affiliate of a broker-dealer and has represented to us that it purchased in the private placement completed on May 2, 2002 the shares and warrants in the ordinary course of business.



(4) Such selling stockholder has represented to us that it purchased in the private placement completed on May 2, 2002 the shares and warrants in the ordinary course of business.



(5) Needham & Company is a broker-dealer and, therefore, may be deemed to be an underwriter in connection with the resale of our securities for purposes of the Securities Act.



(6) Represents shares issuable upon exercise of warrants expiring on May 1, 2005, which comprise a portion of the compensation paid to Needham & Company as placement agent for our May 2, 2002 private placement.


                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders, as well as on behalf of their donees, pledgees, transferees or other successors-in-interest, if any, who may sell shares received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.


     Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.


     The selling stockholders may effect such transactions by selling the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

          - the name of each such selling stockholder and of the participating broker-dealer(s);

          - the number of shares involved;

          - the price at which such shares were sold;

          - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

          - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          - other facts material to the transaction.

     In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.

     We will not receive any of the proceeds received by the selling stockholders in connection with any of their sales of our common stock. All expenses relating to the registration of these shares will be paid by us.

                                 LEGAL MATTERS


     The validity of the common stock covered by this prospectus will be passed upon by Sonnenschein Nath & Rosenthal, New York, New York.


                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Robotic Vision Systems, Inc. Annual Report on Form 10-K for the year ended September 30, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth

Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also review such material by accessing the SEC's Internet web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it (File No. 0-8623), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:


     - our Annual Report on Form 10-K for the year ended September 30, 2001, as
       amended on January 28, 2002 and June   , 2002;



     - our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2002,
       as amended on June   , 2002, and the quarter ended December 31, 2001;


     - our Current Reports on Form 8-K, dated October 1, 2001, March 28, 2002 and May 3, 2002; and

     - the description of our common stock contained in our registration statement on Form 8-A and in our Current Report on Form 8-K dated May 20, 1998, including any amendments or reports filed for the purpose of updating that description.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings at no cost by contacting our investor relations department at the following address and number: Robotic Vision Systems, Inc., 5 Shawmut Road, Canton, Massachusetts 02021; telephone:
(781) 302-2439.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth various expenses which are estimated to be incurred in connection with this offering as it relates to this Registration
Statement:

Filing Fee..................................................   $ 1,999
Legal Fees and Expenses.....................................     7,500
Accounting Fees and Expenses................................    10,000
Printing Expenses...........................................     2,500
Miscellaneous Expenses......................................     8,001
                                                               -------
     Total..................................................   $30,000
                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except as set forth in this Item 15, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

     Article SIXTH of the Restated Certificate of Incorporation of the registrant provides that registrant shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law, as amended, from time to time ("DGCL"), indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  4.1     Specimen certificate representing registrant's common
          stock(1)
  4.2     Registrant's Restated Certificate of Incorporation(2)
  4.3     Amendments to registrant's Restated Certificate of
          Incorporation(3)
  4.4     Further amendments to registrant's Restated Certificate of
          Incorporation(4)
  4.5     Registrant's Bylaws, as amended(5)
  4.6     Rights Agreement, dated as of May 14, 1998, between
          Registrant and American Stock Transfer & Trust Company(5)
  5.1     Opinion of Sonnenschein Nath & Rosenthal(6)
 23.1     Consent of Deloitte & Touche LLP
 23.2     Consent of Sonnenschein Nath & Rosenthal (contained in their opinion included under Exhibit 5.1)(6)
 24.1     Power of Attorney (comprises a portion of the signature page to this Registration Statement(7)


---------------

(1) Filed as an exhibit to registrant's registration statement on Form S-3, File No. 333-94971.

(2) Filed as an exhibit to registrant's registration statement on Form S-4, File No. 333-08633.

(3) Filed as an exhibit to registrant's registration statement on Form S-1, File No. 333-76927.

(4) Filed as an exhibit to registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2002.

(5) Filed as an exhibit to registrant's current report on Form 8-K dated May 20, 1998.


(6) To be filed by an amendment to this Registration Statement.



(7) Previously filed with this Registration Statement.


ITEM 17.  UNDERTAKINGS


     (a) The undersigned registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and


        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


     provided, however, that paragraphs(a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.



     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and



     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and



     (c) The undersigned registrant hereby undertakes that:



     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or
         (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and



     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to Item 15 of Part II of the registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts, on June 26, 2002.

                                          ROBOTIC VISION SYSTEMS, INC.

                                          By:       /s/ PAT V. COSTA
                                            ------------------------------------
                                                        Pat V. Costa
                                               Chairman, President and Chief
                                                     Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                  /s/ PAT V. COSTA                     Chairman, President and Chief    June 26, 2002
-----------------------------------------------------   Executive Officer (Principal
                    Pat V. Costa                             Executive Officer)

                /s/ JOHN J. CONNOLLY                    Chief Financial Officer and     June 26, 2002
-----------------------------------------------------  Treasurer (Principal Financial
                  John J. Connolly                        and Accounting Officer)

                          *                                       Director              June 26, 2002
-----------------------------------------------------
                    Howard Stern

                          *                                       Director              June 26, 2002
-----------------------------------------------------
                   Frank DiPietro

                                                                  Director
-----------------------------------------------------
                     Jay M. Haft

                          *                                       Director              June 26, 2002
-----------------------------------------------------
                     Tomas Kohn

                          *                                       Director              June 26, 2002
-----------------------------------------------------
                   Mark J. Lerner

                          *                                       Director              June 26, 2002
-----------------------------------------------------
                  Robert H. Walker

---------------

* Pat V. Costa, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated as signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.

  June 26, 2002                                 /s/ PAT V. COSTA